SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2010

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Breaks Traffic Record for March

Record demand on GOL’s route network for March, 36.8% up year-on-year, and yield reaches approximately 20 cents (R$)

São Paulo, April 8, 2010 – GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and BM&FBOVESPA: GOLL4), the largest low-cost and low-fare airline in Latin America, recorded the highest demand for March in the domestic market and in the total system since going operational in 2001.

The Company registers record demand for March in the domestic market and in the total system since going operational in 2001.

The Company registered 36.8% growth in demand in its route network compared to March 2009, with 38.5% growth in the domestic market. This growth was driven by the combined effect of a better economic scenario in Brazil and Latin America and the increase in the Company’s competitive advantages in the markets it operates: (i) higher frequency and regularity in Brazil’s main airports; (ii) increase in productivity, with aircraft utilization of more than 12.5 block hours/day, compared to approximately 11.3 block hours/day in March 2009; (iii) revitalization of SMILES, Latin America’s largest mileage program with over 6.7 million participants; and (iv) dynamic fare management, including the new structure of Fare Categories, which benefit both clients looking for promotions with reduced fares and business travelers, for example, who seek flexibility as well as other benefits such as mileage bonuses.

Demand on the total system and in the international market fell by 3.4% and 21.2% in comparison with February 2010, due to the seasonal effect and the fewer days in that month, comparing to March.

Operating Data	March 2010*	March 2009*	Chg. % (YoY)	February 2010*	Chg. % (MoM)

Total System
ASK (mm) (1)	3,767.7	3,246.2	16.1%	3,467.6	8.7%
RPK (mm) (2)	2,437.6	1,782.2	36.8%	2,523.1	-3.4%
Load Factor (3)	64.7%	54.9%	+9.8pp	72.8%	-8.1pp

Domestic Market
ASK (mm) (1)	3,347.0	2,762.2	21.2%	3,026.4	10.6%
RPK (mm) (2)	2,177.0	1,571.5	38.5%	2,192.4	-0.7%
Load Factor (3)	65.0%	56.9%	+8.2pp	72.4%	-7.4pp

International Market
ASK (mm) (1)	420.7	484.0	-13.1%	441.2	-4.6%
RPK (mm) (2)	260.6	210.8	23.6%	330.6	-21.2%
Load Factor (3)	61.9%	43.5%	+18.4pp	74.9%	-13.0pp

( * ) March 2010 – preliminary figures; March 2009 and February 2010 - figures from the National Civil Aviation Agency (Anac).

Demand on GOL’s international route increased by 23.6% in March 2010, over the same period in 2009, thanks to a few additional factors: (i) adjustments to the international route network, including frequencies; (ii) appreciation of Real against the Dollar; (iii) the launch of new routes between Brazil and the Caribbean, such as those to Aruba and Curaçao; and (iv) more favorable macroeconomic scenario.

The international load factor of 61.9% was 18.4 p.p. more than the 43.5% recorded in March 2009.

Comparing the same period in 2009, the total load factor increased to 64.7% in March 2010 (65.0% in the domestic market and 61.9% in the international market), with the international market 18.4 p.p. higher than the 43.5% registered in March 2009, and the domestic market increasing by 8.2 p.p. over the 56.9% in the same period last year.

The Company’s capacity grew at less than half the demand growth in the route network.

In accordance with the Company’s disciplined strategy of capacity growth, demand grew by 36.8% over March 2009, whereas capacity increased by 16.1%, substantially below the record demand growth in the route network. This strategy was equally apparent in the international market, where the Company reduced its capacity by 13.1%, versus a 23.6% upturn in demand, improving the quality of the consolidated load factor.

Operating Data	1Q10	1Q09	Chg. %	4Q09	Chg.%
Total System- Quarter
ASK (mm) (1)	11,172.0	9,548.1	17.0%	10,592.0	5.5%
RPK (mm) (2)	8,026.6	5,820.5	37.9%	7,771.8	3.3%
Load Factor (3)	71.8%	61.0%	+10.9pp	73.4%	-1.5pp

( * ) March 2010 – preliminary figures; March 2009 and February 2010 - figures from the National Civil Aviation Agency (Anac).

Yields averaged above 20 cents (R$), gradually increasing since the extremely competitive scenario in the middle of October 2009. Consequently, current yield levels are in line with its financial outlook.

(1) Available seat kilometers (ASK) is the sum of the products obtained by multiplying the number of seats available on each flight stage by the distance of the average flight stage.
(2) Revenue passenger kilometers (RPK) is the sum of the products obtained by multiplying the number of revenue passengers carried on each flight stage by the average stage distance.
(3) Load factor is the percentage of aircraft seating capacity effectively used, which is calculated by dividing the number of passenger-kilometers flown by the number of seat-kilometers available.

Contact	About GOL Linhas Aéreas Inteligentes S.A.

GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and BM&FBOVESPA: GOLL4), the largest low-cost and low-fare airline in Latin America, offers more than 860 daily flights to 50 destinations that connect all the important cities in Brazil and 11 major destinations in South America and Caribbean. The Company operates a young, modern fleet of Boeing 737 Next Generation aircraft, the safest and most comfortable of its class, with high aircraft utilization and efficiency levels. Fully committed to seeking innovative solutions through the use of cutting-edge technology, the Company - via its GOL, VARIG, GOLLOG, SMILES and VoeFácil brands - offers its clients easy payment facilities, a wide range of complementary services and the best cost-benefit ratio in the market.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward- looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.
Investor Relations
Leonardo Pereira – Vice-President/CFO
Rodrigo Alves – Head of IR
Raquel Kim – Investor Relations
Mario Liao – Investor Relations
Phone: (11) 2128-4700
E-mail: ri@golnaweb.com.br
Website: www.voegol.com.br/ir
Twitter: www.twitter.com\GOLinvest

Corporate Communications
Phone: (11) 2128-4413
E-mail: comcorp@golnaweb.com.br
Twitter :www.twitter.com/GOLcomunicacao

Media Relations
Edelman (U.S and Europe):
M. Smith and N. Dean
Phone: +1 (212) 704-8196 / 704-4484
E-mail: meaghan.smith@edelman.com
or noelle.dean@edelman.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 08, 2010

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.